RESOLVE NETWORKS, INC.

BY-LAWS

_____

ARTICLE I

Offices

Section 1. The address of the corporation's registered office in the State of Delaware is 1201 North Market Street, 18th Floor, Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is Delaware Corporation Organizers, Inc.

Section 2. The corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine.

ARTICLE II
Meetings of Stockholders

Section 1. All meetings of the stockholders for the election of directors shall be held at such place, if any, either within or without the State of Delaware, or by means of remote communication as provided herein, as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting. Meetings of stockholders for any other purpose may be held at such time and place, if any, within or without the State of Delaware, or by means of remote communication as provided herein, as shall be stated in the notice or waiver of notice of such meeting. The Board of Directors, in its sole discretion, may designate that any meeting of the stockholders shall be conducted solely by means of remote communication. The Board of Directors, in its sole discretion, may also determine, with respect to any meeting of the stockholders, whether stockholders may (i) participate in such meetings by means of remote communication and (ii) be deemed present in person and vote by means of remote communication; provided, however, that the Board of Directors may only permit (i) and (ii) above if the corporation has implemented measures (a) to verify that each person deemed present and permitted to vote at such meeting by means of remote communication is a stockholder or proxyholder, (b) to provide such stockholders and proxyholders with a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings and (c) to ensure that a record of any vote or other action taken by any such stockholder or proxyholder present and participating at the meeting by means of remote communication is maintained by the corporation.

Section 2. The Annual Meeting of the stockholders for the election of directors and for the transaction of any other proper business, shall be held on the first Tuesday of April in each year, or on such other day as may be fixed by the Board of Directors in each year.

Section 3. Written notice of the Annual Meeting stating the place, if any, the date and hour of the meeting and the means of remote communication, if any, by which stockholders may be deemed to be present in person and vote at such meeting, shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.

Section 4. Special meetings of the stockholders, for any purpose or purposes, unless otherwise provided by statute or by the certificate of incorporation, may be called by the president or the secretary and shall be called by the president or secretary at the request in writing of a majority of the Board of Directors or at the request in writing of the holders of not less than twenty-five percent of the shares of common stock of the corporation issued and outstanding and entitled to vote at such meeting. Any such request shall state the purpose or purposes of the proposed meeting.

Section 5. Written notice of a special meeting stating the place, if any, the date and hour of the meeting, the means of remote communication, if any, by which stockholders may be deemed to be present in person and vote at such a meeting and the purpose or purposes for which the meeting is called shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting. Notice of any meeting of the stockholders need not be given to any stockholder who shall be present at such meeting.

Section 6. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 7. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 8. At each meeting of the stockholders, except as otherwise provided by statute or by the certificate of incorporation, the holders of a majority of the issued and outstanding shares of each class of stock entitled to vote thereat, present in person or represented by proxy, shall be necessary and sufficient to constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the quorum shall be present or represented. At any such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting in accordance with the original notice. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 9. When a quorum is present or represented at any meeting, the vote of the holders of a majority of the shares of stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the certificate of incorporation or of these bylaws a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 10. At each meeting of the stockholders, each stockholder shall, unless otherwise provided by the certificate of incorporation, be entitled to one vote in person or by proxy for each share of stock held by such stockholder which has voting power upon the matter in question, but no proxy shall be voted after three years from its date, unless the proxy provides for a longer period.

Section 11. Any action required to be taken, or any action which may be taken, at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. A telegram, cablegram or other electronic transmission (as defined by the General Corporation Law of the State of Delaware) consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section; provided that such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the corporation can determine that (i) the telegram, cablegram or electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation as described above. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE III
Board of Directors

Section 1. The number of directors which shall constitute the whole board initially shall be one (1) and thereafter shall be such as from time to time may be fixed by resolution of the Board of Directors at a duly held regular or special meeting.

Section 2. Directors shall, except as otherwise required or provided by statute or by the certificate of incorporation, be elected by a majority of the votes cast at a meeting of the stockholders by the holders of shares entitled to vote in the election.

Section 3. Any director may resign at any time by giving notice, either in writing or by electronic transmission, to the president or the secretary. The resignation of any director shall take effect at the time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4. Any director may be removed, either with or without cause, at any time by the affirmative vote of the holders of record of a majority of the outstanding shares of stock entitled to vote in the election of directors, at a special meeting of the stockholders called for the purpose; and the vacancy in the Board of Directors caused by any such removal may be filled by the stockholders as set forth in Section 2 of this Article at such meeting.

Section 5. Except as set forth in Section 4 of this Article, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office although less than a quorum or by a sole remaining director.

Section 6. After each annual election of directors and on the same day, the Board of Directors may meet for the purpose of organization, the election of officers and the transaction of other business at the place where regular meetings of the Board of Directors are held. Notice of such meeting need not be given. Such meeting may be held at any other time or place which shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors or in a consent and waiver of notice thereof signed (or, if by electronic transmission, delivered) by all the directors.

Section 7. Regular meetings of the Board of Directors may be held at such places and at such times as the board shall by resolution determine. If any day fixed for a regular meeting shall be a legal holiday at the place where the meeting is to be held, then the meeting which would otherwise be held on that day shall be held at such place at the same hour and on the next succeeding business day not a legal holiday. Notice of regular meetings need not be given.

Section 8. Special meetings of the Board of Directors shall be held whenever called by the president or the secretary or any director. Notice of each such meeting shall be mailed to each director, addressed to each director at each director's residence or usual place of business, at least five (5) days before the day on which the meeting is to be held, or shall be sent to each director by telegraph, cable or by electronic transmission so addressed, or shall be delivered personally or by telephone, at least 24 hours before the time the meeting is to be held. Each such notice shall state the time and place of the meeting but need not state the purposes thereof, except as otherwise provided by statute or by these bylaws. Notice of any meeting of the board need not be given to any director who shall be present at such meeting; and any meeting of the board shall be a legal meeting without any notice thereof having been given, if all of the directors then in office shall be present thereat.

Section 9. Except as otherwise provided by statute or by these bylaws, a majority of the directors then in office shall be required to constitute a quorum for the transaction of business at any meeting, and the affirmative vote of a majority of the directors present at the meeting shall be necessary for the adoption of any resolution or the taking of any other action. In the absence of a quorum, the director or directors present may adjourn any meeting from time to time until a quorum is allowed. Notice of any adjourned meeting need not be given.

Section 10. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the board or of such committee, as the case may be, consent thereto in writing or by electronic transmission and such written consent or electronic transmission is filed with the minutes or proceedings of the board or such committee; provided that such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if such minutes are maintained in electronic form.

Section 11. Nothing herein contained shall be construed so as to preclude any director from serving the corporation in any other capacity, or from serving any of its stockholders, subsidiaries or affiliated corporations in any capacity, and receiving compensation therefor.

Section 12. The Board of Directors, by resolution passed by a majority of the whole board, may designate one or more committees, each committee to consist of two or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; provided, however, that in the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not the member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

Section 13. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

ARTICLE IV

Notices

Section 1.   Whenever under the provisions of the statutes or of the certificate of incorporation or of these bylaws, notice is required to be given to any director or stockholder, it shall not be necessary that personal notice be given, and such notice may be given in writing, by mail, addressed to such director or stockholder, at his or her address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by facsimile, telegraph, cable or by electronic transmission, and such notice shall be deemed to be given when the same shall be filed. Notice to directors may also be given in person or by telephone, and such notice shall be deemed to be given when the same shall be delivered.

Section 2.   Whenever any notice is required to be given under the provisions of the statutes or of the certificate of incorporation or of these bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, or a waiver delivered by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

Section 3. Notwithstanding Section 1 of this Article IV, any notice to stockholders given by the corporation pursuant to the provisions of the statutes, the certificate of incorporation or these bylaws shall, unless otherwise provided by statute, be effective if given by a form of electronic transmission if the stockholder to whom the notice is given by electronic transmission has consented to the corporation giving notice by such form of electronic transmission. Any such consent to such form of notice by electronic transmission shall be revocable by the stockholder by written notice to the corporation. Any such consent shall be deemed revoked if (i) the corporation is unable to deliver by electronic transmission two (2) consecutive notices given by the corporation in accordance with such consent and (ii) such inability becomes known to the Secretary or an Assistant Secretary or the transfer agent or other person responsible for the giving of notice. The inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

ARTICLE V
Officers

Section 1. The officers of the corporation shall be a president, a secretary, a treasurer, and, if the Board of Directors shall so determine, such other subordinate officers as may be appointed by the Board of Directors. Any two or more offices may be held by the same person.

Section 2. The officers shall be elected annually by the Board of Directors, and except in the case of officers appointed in accordance with the provisions of Section 3 of this Article, each shall hold office until the next annual election of officers and until his or her successor shall have been elected and qualified, unless his or her death, resignation or removal from office, in the manner hereinafter provided, shall earlier occur.

Section 3. In addition to the officers named in Section 1 of this Article, the corporation may have such other officers and agents as may be deemed necessary or desirable by the Board of

Directors. Such other officers and agents shall be appointed in such manner, have such duties and hold their offices for such terms, as may be determined by resolution of the Board of Directors.

Section 4. Any officer may resign at any time by giving written notice of his or her resignation to the Board of Directors, to the president or to the secretary of the corporation. Any such resignation shall take effect at the time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5. Any officer may be removed, either with or without cause, by action of the directors.

Section 6. A vacancy in any office because of death, resignation, removal or any other cause shall be filled for the unexpired portion of the term in the manner prescribed in these bylaws for election or appointment to such office.

Section 7. The President of the corporation shall have direct charge of the business of the corporation, subject to the general control of the Board of Directors.

Section 8. In the event of the absence or disability of the President, the chief executive officer or another individual expressly designated by the Board of Directors, shall perform all of the duties of the President, and when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President. Except where by law the signature of the President is required, the chief executive officer shall possess the same power as the President to sign all certificates, contracts, obligations and other instruments of the corporation. Any officer shall perform such other duties and may exercise such other powers as from time to time may be assigned to such officer by these bylaws or by the Board of Directors or by the President.

Section 9. The secretary of the corporation, if present, shall act as secretary of, and keep the minutes of, all the proceedings of the meeting of the stockholders and of the Board of Directors and of any committee of the Board of Directors in one or more books to be kept for that purpose; shall perform such other duties as shall be assigned to the secretary by the President or the Board of Directors; and, in general, shall perform all duties incident to the office of secretary.

Section 10. If required by the Board of Directors, the treasurer shall give a bond for the faithful discharge of his or her duties, in such sum and with such surety or sureties as the Board of Directors shall determine. The treasurer shall keep or cause to be kept full and accurate records of all receipts and disbursements in the books of the corporation and shall have the care and custody of all funds and securities of the corporation. The treasurer shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the President and directors, whenever they request it, an account of all of his or her transactions as treasurer and shall perform such other duties as may be assigned to such treasurer by the President or the Board of Directors; and, in general, shall perform all duties incident to the office of treasurer.

Section 11. The salaries of the officers shall be fixed from time to time by the Board of Directors. Nothing contained herein shall preclude any officer from serving the corporation in any other capacity, including that of director, or from serving any of its stockholders, subsidiaries or affiliated corporations in any capacity, and receiving a proper compensation therefor.

ARTICLE VI
Contracts, Loans, Checks, Deposits, Etc.

Section 1. All contracts and agreements authorized by the Board of Directors, and all checks, drafts, bills of exchange or other orders for the payment of money, issued in the name of the corporation, shall be signed by such person or persons and in such manner as may from time to time be designated by the Board of Directors, which designation may be general or confined to specific instances; and unless so designated by the Board of Directors or in these bylaws, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable pecuniarily for any purpose or for any amount.

Section 2. No loan shall be contracted on behalf of the corporation, and no evidence of indebtedness shall be issued in its name, unless authorized by the Board of Directors. Such authorization may be general or confined to specific instances. Loans so authorized by the Board of Directors may be effected at any time for the corporation from any bank, trust company or other institution, or from any firm, corporation or individual. All bonds, debentures, notes and other obligations or evidences of indebtedness of the corporation issued for such loans shall be made, executed and delivered as the Board of Directors shall authorize. When so authorized by the Board of Directors any part of or all the properties, including contract rights, assets, business or good will of the corporation, whether then owned or thereafter acquired, may be mortgaged, pledged, hypothecated or conveyed or assigned in trust as security for the payment of such bonds, debentures, notes and other obligations or evidences of indebtedness of the corporation, and of the interest thereon, by instruments executed and delivered in the name of the corporation.

Section 3. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositaries as the Board of Directors may select. The Board of Directors may make such special rules and regulations with respect to such bank accounts, not inconsistent with the provisions of these bylaws, as it may deem expedient. For the purpose of deposit and for the purpose of collection for the account of the corporation, checks, drafts and other orders for the payment of money which are payable to the order of the corporation shall be endorsed, assigned and delivered by such person or persons and in such manner as may from time to time be designated by the Board of Directors.

Section 4. Unless otherwise provided by resolution adopted by the Board of Directors, the President may from time to time appoint an attorney or attorneys, or an agent or agents, to exercise in the name and on behalf of the corporation the powers and rights which the corporation may have as the holder of stock or other securities in any other corporation to vote or to consent in respect of such stock or other securities; and the President may instruct the person or persons so appointed as to the manner of exercising such powers and rights and the President may execute or cause to be executed in the name and on behalf of the corporation and under its corporate seal, or otherwise, all such written proxies, powers of attorney or other written instruments as such officer may deem necessary in order that the corporation may exercise such powers and rights.

ARTICLE VII
Indemnification of Officers, Directors and Others

Section 1. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he, or a person of whom he is the legal representative, or a person which is an employee, officer, partner, director or affiliate of such person, is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary, or agent of another corporation or of a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the corporation to the fullest extent which it is empowered to do so unless prohibited from doing so by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment) against all expense, liability and loss (including attorneys' fees actually and reasonably incurred by such person in connection with such proceeding) and such indemnification shall inure to the benefit of his heirs, executors and administrators; provided, however, that, except as provided in Section 2 of this Article VII, the corporation shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the Board of Directors. The right to indemnification conferred in this Article VII shall be a contract right and, subject to Sections 2 and 5 of this Article VII, shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition. The corporation may, by action of the Board of Directors, subject to the Stockholders Agreement then in force and effect, if any, provide indemnification to employees and agents of the corporation with the same scope and effect as the foregoing indemnification of directors and officers.

Section 2. Any indemnification of a person entitled to indemnification of the corporation under Section 1 of this Article VII or advance of expenses under Section 5 of this Article VII shall be made promptly, and in any event within thirty (30) days, upon the written request of the director or officer. If a determination by the corporation that the director or officer is entitled to indemnification pursuant to this Article VII is required, and the corporation fails to respond within sixty (60) days to a written request for indemnity, the corporation shall be deemed to have approved the request. If the corporation denies a written request for indemnification or advancing of expenses, in whole or in part, or if payment in full pursuant to such request is not made within sixty (60) days, the right to indemnification or advances as granted by this Article shall be enforceable by the director or officer in any court of competent jurisdiction. Such person's costs and expenses incurred in connection with successfully establishing his right to indemnification, in whole or in part, in any such action shall also be indemnified by the corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to the corporation) that the claimant has not met the standards of conduct which make it permissible under the General Corporation law of the State of Delaware for the corporation to indemnify the claimant for the amount claimed, but the burden of such defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

Section 3. The rights to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the certificate of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 4. The corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was a director, officer, employee, fiduciary, or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, whether or not the corporation would have the power to indemnify such person against such liability under this Article.

Section 5. Expenses incurred by any person described in Section 1 of this Article VII in defending a proceeding shall be paid by the corporation in advance of such proceeding's final disposition unless otherwise determined by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

Section 6. Persons who are not covered by the foregoing provisions of this Article VII and who are or were employees or agents of the corporation, or who are or were serving at the request of the corporation as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified to the extent authorized at any time or from time to time by the Board of Directors.

Section 7. The provisions of this Article VII shall be deemed to be a contract right between the corporation and each director or officer who serves in any such capacity at any time while this Article VII and the relevant provisions of the General Corporation Law of the State of Delaware or other applicable law are in effect, and any repeal or modification of this Article VII or any such law shall not affect any rights or obligations then existing with respect to any state of facts or proceeding then existing.

Section 8. For purposes of this Article VII, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article VII with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

ARTICLE VIII
Shares and Their Transfer

Section 1. Every stockholder shall be entitled to have a certificate certifying the number of shares of stock of the corporation owned by such stockholder, signed by, or in the name of the corporation by the president and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation (except that when any such certificate is countersigned by a transfer agent other than the corporation or its employee the signatures of any such officers may be facsimiles). If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the designation, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, provided that, except in the case of restrictions on transfers of securities which are required to be noted on the certificate, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 2. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 3. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation, subject to the provisions of Section 1 above, to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 4. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjournment meeting.

Section 5. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE IX
General Provisions

Section 1. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

Section 2. The corporate seal shall be in such form or forms as from time to time may be adopted by the Board of Directors.

ARTICLE X
Amendments

Section 1. These bylaws may be altered or repealed at any regular meeting of the stockholders or of the Board of Directors or at any special meeting of the stockholders or of the Board of Directors if notice of such alteration or repeal be contained in the notice of such special meeting.

3249521.1/15750-1